**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

---

**FORM 6-K**

**REPORT OF A FOREIGN PRIVATE ISSUER**
**PURSUANT TO RULE 13a-16 OR 15d-16**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**For October 2010**

**Commission File Number 0-28800**

---

**DRDGOLD Limited**

Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709

(*Address of principal executive offices*)

---

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

**Attached to the Registrant Form 6-K filing for the month of October 2010, incorporated by reference herein:**

**<u>Exhibit</u>**

99.1    Release dated October 21, 2010, entitled "REPORT TO SHAREHOLDERS FOR THE FIRST QUARTER ENDED 30 SEPTEMBER 2010".

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: October 21, 2010

By: /s/ Themba Gwebu
      Name: Themba Gwebu
      Title: Company Secretary



Crown/Ergo pipeline R300m investment to access 600Mt



**Report to shareholders for the first quarter**
**ended 30 September 2010**

## GROUP RESULTS

### KEY FEATURES FOR THE QUARTER

- Gold production up 6%
- Operating profit of R69.4 million impacted negatively by Eskom winter tariffs amounting to R27.8 million
- Blyvoor achieves 1 million fatality free shifts and 4 million fall of ground fatality free shifts
- R500 million Domestic Medium Term Note Programme established

(Incorporated in the Republic of South Africa)

Registration No.1895/000926/06

JSE share code: DRD

ISIN: ZAE 000058723

Issuer code: DUSM

NASDAQ trading symbol: DROOY

("DRDGOLD" or the "Group")

| Review of operations | | Quarter | Quarter | % | Quarter |
| Group | | Sep 2010 | Jun 2010 | Change | Sep 2009 |
|---|---|---|---|---|---|
| Gold production | oz | 65 267 | 61 632 | 6 | 57 292 |
| | kg | 2 030 | 1 917 | 6 | 1 782 |
| Gold production sold | oz | 69 607 | 57 293 | 21 | 59 864 |
| | kg | 2 165 | 1 782 | 21 | 1 862 |
| Cash operating costs | US$ per oz | 1 084 | 1 004 | (8) | 968 |
| | ZAR per kg | 256 498 | 244 331 | (5) | 243 684 |
| Gold price received | US$ per oz | 1 218 | 1 204 | 1 | 950 |
| | ZAR per kg | 288 054 | 292 769 | (2) | 239 098 |
| Capital expenditure | US$ million | 8.1 | 8.9 | 9 | 8.2 |
| | ZAR million | 59.4 | 67.5 | 12 | 64.2 |

## STOCK

**Issued capital**

384 884 379 ordinary no par value shares

5 000 000 cumulative preference shares

Total ordinary no par value shares issued and committed:
404 049 638

| Stock traded | JSE | NASDAQ* |
|---|---|---|
| Average volume for the quarter per day ('000) | 663 | 846 |
| % of issued stock traded (annualised) | 45 | 57 |
| Price   • High | R3.79 | $0.535 |
|          • Low | R2.80 | $0.392 |
|          • Close | R3.66 | $0.519 |

*This data represents per share data and not ADS data – one ADS reflects ten ordinary shares*

# Forward-looking statements

# Overview

## Dear shareholder

### Safety, health and environment

I am pleased to report that, once again, DRDGOLD's operations have recorded a fatality-free quarter. It is particularly noteworthy that, during the quarter, Blyvooruitzicht Gold Mining Company Limited ("Blyvoor") achieved both 1 million fatality-free shifts and 4 million fall of ground fatality-free shifts.

All operations reported deteriorations in other key safety parameters – dressing station injuries, disabling injuries and reportable injuries – pointing to a need for renewed focus on the safety auditing, awareness and improvement initiatives in place.

Compliance was satisfactory at all operations in respect of occupational health-related matters during the quarter.

Environmental management spend for the quarter totalled R8.1 million.

I would like to draw your attention to the recent publication of the company's Annual Report and Sustainable Development Report for the 2010 financial year. Our Sustainable Development Report was produced once again in accordance with guidelines provided by the Global Reporting Initiative. Both reports can be accessed on the DRDGOLD website, www.drdgold.com.

### Production

Total gold production during the quarter increased by 6% to 65 267oz, a consequence mainly of higher production from Blyvoor. Some 63% – 41 057oz – of total gold production was from surface retreatment.

Gold production sold was 21% higher at 69 607oz as a result of 4 340oz of gold produced in the previous quarter which was sold in the current quarter.

### Financial

Revenue for the quarter was R623.6 million as a result of the 21% increase in gold production sold. We achieved an operating profit of R69.4 million after accounting for total cash operating costs, which were 11% higher at R520.7 million due to higher winter tariffs for electricity and annual wage increases.

Gross profit for the quarter was R36.6 million, down 50% on the previous quarter's normalised gross profit of R72.9 million after stripping out a non-cash credit of R71.3 million arising from the transfer of environmental rehabilitation liability adjustments following the disposal of the Durban Roodepoort Deep and West Wits mining licenses. The quarter closed on a net loss of R8.3 million, compared to a normalised net profit of R19.9 million in the previous quarter, after taking into account the environmental rehabilitation liability adjustment and the foreign currency translation reserve of R156.7 million which was realised on the voluntary liquidation of our offshore subsidiaries.

## Exploration and prospecting

In Zimbabwe, the number of claims at Leny held by Chizim Gold – DRDGOLD's joint venture with Zimbabwe-based Chizim Investments – has increased both through acquisitions and pegging from 46 (covering 454ha) to 61 (covering 602ha).

At the end of the quarter some five drill holes totalling 1 176m had been completed, all showing extensive sulphides and mineralization. Core has been split and sent for assay, with results expected by the end of November.

Trenching continues and is scheduled for completion by the end of December.

When all first phase drilling and trenching results have been assessed, a second infill, drilling programme will be designed to define the orebody.

Also in Zimbabwe, six gold greenfields prospects have been evaluated since February this year.

## Corporate activity

After quarter-end we announced that our 74%-owned subsidiary, DRDGOLD South African Operations (Pty) Limited ("DRDGOLD SA"), had successfully raised R108 million for the previously-announced R300 million Crown/Ergo pipeline under a R500 million Domestic Medium Term Note Programme ("DMTN Programme"). From time to time, DRDGOLD SA may issue notes in terms of the DMTN Programme to raise further capital if required.

## Detailed operational review

### Blyvoor

Total gold production rose by 13% to 30 287oz, reflecting a 15% increase in underground gold production to 24 210oz and a 7% increase in surface gold production to 6 077oz.

Higher underground gold production resulted both from a 4% increase in underground throughput to 193 000t and a 10% increase in underground yield to 3.90g/t. While the higher-grade No 5 Shaft delivered the volume increase, reflecting continued progress with opening up and development, all three producing shafts – 4, 5 and 6 – recorded improved yields.

The increase in surface gold production was due mainly to a 9% increase in surface yield to 0.25g/t. Surface throughput was slightly higher at 759 000t.

Total cash operating costs were 2% lower at R287 668/kg due to increased gold production. Underground cash operating costs declined by 2% to R324 898/kg and surface cash operating costs by 1% to R139 339/kg.

Operating profit was 26% lower at R3.4 million, reflecting higher power costs – a consequence both of Eskom's general tariff increase and two months of operation at the power utility's higher winter tariff; the annual wage increment; and a lower Rand gold price received.

Capital expenditure, 2% lower at R19.1 million, was directed mainly towards continued opening up and development, particularly in the No 5 Shaft mining area.

### Crown

Gold production was slightly lower at 23 952oz. While yield declined by 2% to 0.42g/t, throughput rose by 1% to 1 774 000t.

Cash operating costs rose by 9% to R229 740/kg due both to the higher cost of power and the annual wage increase.

Operating profit was 15% lower at R46.9 million, reflecting a lower Rand gold price received and higher costs.

Capital expenditure was 13% lower at R29.6 million, R17.9 million of which was for the new Crown/Ergo pipeline.

## Ergo

A 1% increase in gold production to 11 028oz reflected a 1% increase in throughput to 3 285 000t. Yield was unchanged at 0.10g/t.

Higher power tariffs and the annual wage increase resulted in a 16% increase in cash operating costs to R229 015/kg.

Operating profit was 40% lower at R19.1 million due to a lower Rand gold price received and higher costs.

Ongoing rehabilitation work at the Brakpan tailings deposition site accounted for most of the capital expenditure, which was 25% lower at R8.6 million.

## Looking ahead

We anticipate that we will continue to operate in an environment characterised by a strong gold price but with challenges from rising costs.

Our priorities are as stated at the end of the previous quarter:

- improving key sustainability drivers at Blyvoor, maintaining if not improving on 70 000 underground reef tonnes per month;
- developing on schedule the Crown/Ergo pipeline (and associated second CIL circuit at Ergo's Brakpan plant), in order to fully exploit the synergies between the Crown and Ergo operations;
- at Ergo, attaining a steady throughput of 1.2Mt per month, holding down costs and maintaining a healthy margin, while pushing for grade improvement through on-going research; and
- in Zimbabwe, making the most of the steadily improving climate for business in that country, to evaluate the growing number of exciting prospects coming our way and to pursue those with the greatest promise.

**Niël Pretorius**
*Chief Executive Officer*
21 October 2010

The condensed consolidated financial statements below have been prepared in accordance with International Financial Reporting Standards ("IFRS"), Schedule 4 of the Companies Act and the requirements of IAS 34, which is consistent with the accounting policies used in the audited annual financial statements for the year ended 30 June 2010.

| Condensed statement of comprehensive income | Quarter | Quarter | Quarter |
|---|---|---|---|
| | Sep 2010 | Jun 2010 | Sep 2009 |
| | Rm | Rm | Rm |
| | Unaudited | Unaudited | Unaudited |
| Gold and silver revenue | 623.6 | 521.7 | 445.2 |
| Net operating costs | (554.2) | (430.2) | (449.4) |
| Cash operating costs | (520.7) | (468.4) | (434.2) |
| Movement in gold in process | (33.5) | 38.2 | (15.2) |
| Operating profit/(loss) | 69.4 | 91.5 | (4.2) |
| Depreciation | (27.6) | (57.7) | (42.7) |
| Movement in provision for environmental rehabilitation | (4.8) | 110.9 | (8.4) |
| Retrenchment costs | (0.4) | (0.5) | (1.2) |
| Gross profit/(loss) from operating activities | 36.6 | 144.2 | (56.5) |
| Impairments | – | (6.2) | – |
| Administration expenses and general costs | (32.5) | (12.0) | (46.3) |
| Share-based payments | (0.6) | (0.6) | (0.7) |
| Net (loss)/gain on financial liabilities measured at amortised cost | (12.6) | 6.2 | – |
| Profit on disposal of assets | 4.4 | 0.9 | 1.2 |
| Profit on disposal of subsidiaries and joint venture | – | 158.2 | – |
| Finance income | 5.3 | 7.4 | 8.4 |
| Finance expenses | (3.6) | (7.2) | (3.1) |
| (Loss)/profit before taxation | (3.0) | 290.9 | (97.0) |
| Income tax | (3.6) | 12.4 | (6.8) |
| Deferred tax | (1.7) | (55.4) | 40.5 |
| Net (loss)/profit for the period | (8.3) | 247.9 | (63.3) |
| Attributable to: | | | |
| Equity owners of the parent | 0.3 | 240.9 | (48.4) |
| Non-controlling interest | (8.6) | 7.0 | (14.9) |
| | (8.3) | 247.9 | (63.3) |
| Other comprehensive income | | | |
| Foreign exchange translation | – | (156.8) | 0.2 |
| Mark-to-market of available-for-sale investments | – | 5.2 | – |
| Total comprehensive income for the period | (8.3) | 96.3 | (63.1) |
| Attributable to: | | | |
| Equity owners of the parent | 0.3 | 88.0 | (48.2) |
| Non-controlling interest | (8.6) | 8.3 | (14.9) |
| | (8.3) | 96.3 | (63.1) |
| Reconciliation of headline (loss)/earnings | | | |
| Net profit/(loss) | 0.3 | 240.9 | (48.4) |
| Adjusted for: | | | |
| – Impairments | – | 6.2 | – |
| – Profit on disposal of assets | (4.4) | (0.9) | (1.2) |
| – Profit on disposal of subsidiaries and joint venture | – | (158.2) | – |
| – Non-controlling interest in headline earnings adjustment | 1.1 | 3.5 | – |
| Headline (loss)/earnings | (3.0) | 91.5 | (49.6) |
| Headline (loss)/earnings per share-cents | (0.8) | 23.9 | (13.1) |
| Basic earnings/(loss) per share-cents | 0.1 | 63.0 | (12.8) |
| Diluted headline (loss)/earnings per share-cents | (0.8) | 23.9 | (13.1) |
| Diluted basic earnings/(loss) per share-cents | 0.1 | 63.0 | (12.8) |
| Calculated on the weighted average ordinary shares issued of: | 384 884 379 | 382 569 557 | 378 020 712 |
| Adjusted headline earnings/(loss) per share-cents* | 2.5 | 22.3 | (13.1) |
| (Adjusted for the net gain/(loss) on financial liabilities measured at amortised cost) | | | |

* From time to time DRDGOLD may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentation release, earnings conference calls and otherwise.

| Condensed statement of financial position | As at 30 Sep 2010 Rm Unaudited | As at 30 Jun 2010 Rm Audited | As at 30 Sep 2009 Rm Unaudited |
|---|---|---|---|
| **Assets** | | | |
| Property, plant and equipment | 1 896.0 | 1 863.2 | 1 759.1 |
| Non-current Investments and other assets | 24.8 | 48.1 | 43.0 |
| Environmental rehabilitation trust funds | 129.3 | 126.1 | 134.2 |
| Deferred tax asset | 137.6 | 140.7 | 184.9 |
| Current assets | 396.2 | 402.1 | 458.8 |
| Inventories | 126.7 | 132.6 | 90.1 |
| Trade and other receivables | 107.9 | 66.3 | 119.4 |
| Cash and cash equivalents | 146.6 | 188.2 | 234.3 |
| Assets classified as held for sale | 15.0 | 15.0 | 15.0 |
| **Total assets** | 2 583.9 | 2 580.2 | 2 580.0 |
| **Equity and Liabilities** | | | |
| Equity | 1 622.6 | 1 649.9 | 1 502.5 |
| Equity of the owners of the parent | 1 531.9 | 1 550.6 | 1 414.9 |
| Non-controlling interest | 90.7 | 99.3 | 87.6 |
| Loans and borrowings | 39.8 | 59.0 | 65.1 |
| Post-retirement and other employee benefits | 13.6 | 13.4 | 45.0 |
| Provision for environmental rehabilitation | 429.5 | 420.6 | 423.4 |
| Deferred tax liability | 166.7 | 168.1 | 173.7 |
| Current liabilities | 311.7 | 269.2 | 370.3 |
| Trade and other payables | 311.7 | 269.2 | 322.3 |
| Loans and borrowings | – | – | 48.0 |
| **Total equity and liabilities** | 2 583.9 | 2 580.2 | 2 580.0 |

| Condensed statement of changes in equity | Quarter Sep 2010 Rm Unaudited | Quarter Jun 2010 Rm Unaudited | Quarter Sep 2009 Rm Unaudited |
|---|---|---|---|
| Balance at the beginning of the period | 1 649.9 | 1 539.7 | 1 584.0 |
| Share capital issued | (0.4) | 13.3 | (0.1) |
| – for acquisition finance and cash | – | 14.3 | – |
| – for share options exercised | – | – | 0.4 |
| – for costs | (0.4) | (1.0) | (0.5) |
| Increase in share-based payment reserve | 0.6 | 0.6 | 0.7 |
| Net profit/(loss) attributable to equity owners of the parent | 0.3 | 240.9 | (48.4) |
| Net (loss)/profit attributable to non-controlling interest | (8.6) | 7.0 | (14.9) |
| Dividends declared | (19.2) | – | (19.0) |
| Other comprehensive income | – | (151.6) | 0.2 |
| **Balance as at the end of the period** | 1 622.6 | 1 649.9 | 1 502.5 |

| Condensed statement of cash flows | Quarter Sep 2010 Rm Unaudited | Quarter Jun 2010 Rm Unaudited | Quarter Sep 2009 Rm Unaudited |
|---|---|---|---|
| Net cash in/(out)flow from operations | 21.9 | 154.1 | (101.6) |
| Net cash outflow from investing activities | (55.0) | (111.1) | (64.2) |
| Net cash (out)/inflow from financing activities | (8.5) | (55.2) | 45.9 |
| Decrease in cash and cash equivalents | (41.6) | (12.2) | (119.9) |
| Translation adjustment | – | (0.9) | 0.6 |
| Opening cash and cash equivalents | 188.2 | 201.3 | 353.6 |
| Closing cash and cash equivalents | 146.6 | 188.2 | 234.3 |
| **Reconciliation of net cash in/(out)flow from operations** | | | |
| (Loss)/profit before taxation | (3.0) | 290.9 | (97.0) |
| Adjusted for: | | | |
| Movement in gold in process | 33.5 | (38.2) | 15.2 |
| Depreciation and impairment | 27.6 | 63.9 | 42.7 |
| Movement in provision for environmental rehabilitation | 4.8 | (110.9) | 8.4 |
| Share-based payments | 0.6 | 0.6 | 0.7 |
| Net loss/(gain) on financial liabilities measured at amortised cost | 12.6 | (6.2) | – |
| Profit on disposal of assets | (4.4) | (0.9) | (1.2) |
| Profit on disposal of subsidiaries and joint venture | – | (158.2) | – |
| Finance expense and unwinding of provisions | 3.0 | 4.8 | 2.5 |
| Growth in environmental trust funds | (2.0) | (2.4) | (2.4) |
| Other non-cash items | (1.4) | (26.0) | 5.0 |
| Taxation paid | – | (0.5) | – |
| Working capital changes | (49.4) | 137.2 | (75.5) |
| **Net cash in/(out)flow from operations** | 21.9 | 154.1 | (101.6) |

## Key operating and financial results (unaudited)

| Metric | | | Blyvoor | Crown | Ergo | Total Operations |
|---|---|---|---|---|---|---|
| Ore milled (t'000) | Underground | **Sep 2010 Qtr** | **193** | **–** | **–** | **193** |
| | | Jun 2010 Qtr | 185 | – | – | 185 |
| | Surface | **Sep 2010 Qtr** | **759** | **1 774** | **3 285** | **5 818** |
| | | Jun 2010 Qtr | 755 | 1 760 | 3 269 | 5 784 |
| | Total | **Sep 2010 Qtr** | **952** | **1 774** | **3 285** | **6 011** |
| | | Jun 2010 Qtr | 940 | 1 760 | 3 269 | 5 969 |
| Yield (g/t) | Underground | **Sep 2010 Qtr** | **3.90** | **–** | **–** | **3.90** |
| | | Jun 2010 Qtr | 3.54 | – | – | 3.54 |
| | Surface | **Sep 2010 Qtr** | **0.25** | **0.42** | **0.10** | **0.22** |
| | | Jun 2010 Qtr | 0.23 | 0.43 | 0.10 | 0.22 |
| | Total | **Sep 2010 Qtr** | **0.99** | **0.42** | **0.10** | **0.34** |
| | | Jun 2010 Qtr | 0.88 | 0.43 | 0.10 | 0.32 |
| Gold produced (kg) | Underground | **Sep 2010 Qtr** | **753** | **–** | **–** | **753** |
| | | Jun 2010 Qtr | 654 | – | – | 654 |
| | Surface | **Sep 2010 Qtr** | **189** | **745** | **343** | **1 277** |
| | | Jun 2010 Qtr | 176 | 749 | 338 | 1 263 |
| | Total | **Sep 2010 Qtr** | **942** | **745** | **343** | **2 030** |
| | | Jun 2010 Qtr | 830 | 749 | 338 | 1 917 |
| Cash operating costs (ZAR per kg) | Underground | **Sep 2010 Qtr** | **324 898** | **–** | **–** | **324 898** |
| | | Jun 2010 Qtr | 333 986 | – | – | 333 986 |
| | Surface | **Sep 2010 Qtr** | **139 339** | **229 740** | **229 015** | **216 165** |
| | | Jun 2010 Qtr | 140 858 | 211 216 | 198 118 | 197 907 |
| | Total | **Sep 2010 Qtr** | **287 668** | **229 740** | **229 015** | **256 498** |
| | | Jun 2010 Qtr | 293 034 | 211 216 | 198 118 | 244 331 |
| Cash operating costs (ZAR per tonne) | Underground | **Sep 2010 Qtr** | **1 268** | **–** | **–** | **1 268** |
| | | Jun 2010 Qtr | 1 181 | – | – | 1 181 |
| | Surface | **Sep 2010 Qtr** | **35** | **96** | **24** | **47** |
| | | Jun 2010 Qtr | 33 | 90 | 20 | 43 |
| | Total | **Sep 2010 Qtr** | **285** | **96** | **24** | **87** |
| | | Jun 2010 Qtr | 259 | 90 | 20 | 78 |
| Gold and silver revenue (ZAR million) | | **Sep 2010 Qtr** | **297.0** | **218.1** | **108.5** | **623.6** |
| | | Jun 2010 Qtr | 217.0 | 215.3 | 89.4 | 521.7 |
| Operating profit (ZAR million) | | **Sep 2010 Qtr** | **3.4** | **46.9** | **19.1** | **69.4** |
| | | Jun 2010 Qtr | 4.6 | 55.1 | 31.8 | 91.5 |
| Capital expenditure (ZAR million) | | **Sep 2010 Qtr** | **19.1** | **29.6** | **8.6** | **57.3** |
| | | Jun 2010 Qtr | 19.6 | 34.0 | 11.4 | 65.0 |

| Imperial | | | Blyvoor | Crown | Ergo | Total Operations |
|---|---|---|---|---|---|---|
| Gold produced (oz) | Underground | **Sep 2010 Qtr** | **24 210** | **–** | **–** | **24 210** |
| | | Jun 2010 Qtr | 21 027 | – | – | 21 027 |
| | Surface | **Sep 2010 Qtr** | **6 077** | **23 952** | **11 028** | **41 057** |
| | | Jun 2010 Qtr | 5 658 | 24 081 | 10 866 | 40 605 |
| | Total | **Sep 2010 Qtr** | **30 287** | **23 952** | **11 028** | **65 267** |
| | | Jun 2010 Qtr | 26 685 | 24 081 | 10 866 | 61 632 |
| Cash operating costs (US$ per oz) | Underground | **Sep 2010 Qtr** | **1 373** | **–** | **–** | **1 373** |
| | | Jun 2010 Qtr | 1 373 | – | – | 1 373 |
| | Surface | **Sep 2010 Qtr** | **589** | **972** | **968** | **914** |
| | | Jun 2010 Qtr | 580 | 869 | 815 | 814 |
| | Total | **Sep 2010 Qtr** | **1 216** | **972** | **968** | **1 084** |
| | | Jun 2010 Qtr | 1 204 | 869 | 815 | 1 004 |
| Gold and silver revenue (US$ million) | | **Sep 2010 Qtr** | **40.4** | **29.6** | **14.8** | **84.8** |
| | | Jun 2010 Qtr | 28.7 | 28.4 | 11.8 | 68.9 |
| Operating profit (US$ million) | | **Sep 2010 Qtr** | **0.5** | **6.4** | **2.6** | **9.5** |
| | | Jun 2010 Qtr | 0.6 | 7.3 | 4.2 | 12.1 |
| Capital expenditure (US$ million) | | **Sep 2010 Qtr** | **2.6** | **4.0** | **1.2** | **7.8** |
| | | Jun 2010 Qtr | 2.6 | 4.4 | 1.5 | 8.5 |

## Cash operating costs reconciliation

| R'000 unless otherwise stated | | Blyvoor | Crown | Ergo | Total Operations |
|---|---|---:|---:|---:|---:|
| Total cash costs | Sep 2010 Qtr | 300 597 | 180 960 | 89 815 | 571 372 |
| | Jun 2010 Qtr | 218 875 | 143 931 | 65 172 | 427 978 |
| Movement in gold in process | Sep 2010 Qtr | (22 560) | (14) | (10 898) | (33 472) |
| | Jun 2010 Qtr | 30 894 | (1 997) | 9 326 | 38 223 |
| Less: Assessment rates, rehabilitation and other | Sep 2010 Qtr | 2 272 | 5 673 | (95) | 7 850 |
| | Jun 2010 Qtr | 2 150 | (22 808) | 6 931 | (13 727) |
| Less: Retrenchment costs | Sep 2010 Qtr | – | – | – | – |
| | Jun 2010 Qtr | (768) | – | – | (768) |
| Less: Corporate and general administration costs | Sep 2010 Qtr | 4 782 | 4 117 | 460 | 9 359 |
| | Jun 2010 Qtr | 5 169 | 6 541 | 603 | 12 313 |
| Cash operating costs | Sep 2010 Qtr | 270 983 | 171 156 | 78 552 | 520 691 |
| | Jun 2010 Qtr | 243 218 | 158 201 | 66 964 | 468 383 |
| Gold produced (kg) | Sep 2010 Qtr | 942 | 745 | 343 | 2 030 |
| | Jun 2010 Qtr | 830 | 749 | 338 | 1 917 |
| Total cash operating costs (R/kg) | Sep 2010 Qtr | 287 668 | 229 740 | 229 015 | 256 498 |
| | Jun 2010 Qtr | 293 034 | 211 216 | 198 118 | 244 331 |
| Total cash operating costs (US$/oz) | Sep 2010 Qtr | 1 216 | 972 | 968 | 1 084 |
| | Jun 2010 Qtr | 1 204 | 869 | 815 | 1 004 |



**Cason dump currently retreated at Crown Gold Recoveries**

## DIRECTORS (*British)(**American)

**Executives:**
DJ Pretorius (Chief Executive Officer)
CC Barnes (Chief Financial Officer)

**Non-executive:**
J Turk**

**Independent non-executives:**
GC Campbell* (Non-Executive Chairman)
RP Hume; EA Jeneker

**Company secretary:**
TJ Gwebu

**For further information, contact Niël Pretorius at:**
Tel: +27 (0)11 470 2600  Fax: +27 (0)11 470 2618
Web: www.drdgold.com
Quadrum Office Park • Building 1
50 Constantia Boulevard • Constantia Kloof Ext 28
South Africa
PO Box 390 • Maraisburg 1700 • South Africa

Russell and Associates 4050/10